Exhibit 99.1

ASX ANNOUNCEMENT 19 March 2026

Radiopharm to present at NWR Virtual Healthcare Conference

Sydney, Australia– 19 March 2026 – Radiopharm Theranostics (ASX: RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce that it will present at the NWR Virtual Healthcare Conference.

CEO & Managing Director Riccardo Canevari will present at 8:30am AEDT on Wednesday 25 March 2026.

Shareholders, investors and interested parties are encouraged to register to attend the presentation at the following link: https://us02web.zoom.us/webinar/register/WN_WlOvxNAQRImgmoTV07BUsA

A recording will be available at the above link shortly after the conclusion of the live session, and the replay will also be available via the Company’s website and social media channels.

Questions can be submitted on the day or sent in advance to matt@nwrcommunications.com.au

For more information please visit: https://nwrcommunications.com/healthconf

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and four Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics board of directors by Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 19 March 2026

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media
Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889